SI

18005235

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Alliance Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street
(No. and Street)

Albemarle	NC	28001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Road, Suite 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Christy D. Stoner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANITA F. CARPENTER NOTARY PUBLIC STANLY COUNTY, NC

[signature]
Signature

CEO/President
Title

[signature]
Notary Public
MY COMMISSION EXPIRES JULY 1, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE STRATEGIC ALLIANCE CORPORATION

FINANCIAL REPORT

Years Ended December 31, 2017 and 2016

Table of Contents

DHG

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Strategic Alliance Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of The Strategic Alliance Corporation (the "Company") as of December 31, 2017 and 2016, the related statements of operations, statements of changes in stockholder's equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 1996.

Raleigh, North Carolina
February 28, 2018

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

	2017	2016
ASSETS		
Cash and cash equivalents	$ 452,173	$ 267,638
Due from affiliates (Note C)	10,218	12,637
Cash surrender value of life insurance	580,134	575,995
Prepaid expenses	42,643	50,180
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $99,637 and $97,137 respectively	10,400	5,966
Total assets	$ 1,095,568	$ 912,416
LIABILITIES		
Accounts payable and accrued liabilities	$ 164,527	$ 149,903
Due to affiliates (Note C and D)	70,742	14,070
Total liabilities	235,269	163,973
STOCKHOLDER EQUITY		
Common stock, $1.00 par value: 10,000,000 shares authorized; 1,184,561 shares issued and outstanding	1,184,561	1,184,561
Additional paid-in capital	945,439	945,439
Accumulated deficit	(1,269,701)	(1,381,557)
Total stockholder equity	860,299	748,443
Total liabilities and stockholder equity	$ 1,095,568	$ 912,416

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2017 and 2016

	2017	2016
Revenues		
Revenue share income	$ 242,741	$ 444,323
Private placement fees	202,250	-
Management fee income (Note C)	131,833	126,434
Total revenue	576,824	570,757
Expenses		
Salaries and commissions	79,480	83,165
General and administrative	333,453	357,509
Total expenses	412,933	440,674
Operating income	163,891	130,083
Other Revenues		
Interest income	387	146
Other	4,138	8,524
Total other revenue	4,525	8,670
Income before income tax	168,416	138,753
Income tax expense	56,560	46,842
Net Income	$ 111,856	$ 91,911

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2017 and 2016

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2015	1,184,561	$1,184,561	$ 945,439	$ (1,473,468)	$ 656,532
Net income	-	-	-	91,911	91,911
Balance, December 31, 2016	1,184,561	1,184,561	945,439	(1,381,557)	748,443
Net income	-	-	-	111,856	111,856
Balance, December 31, 2017	1,184,561	$1,184,561	$ 945,439	$(1,269,701)	$ 860,299

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2017 and 2016

		2017		2016
Cash flows from operating activities				
Net income	$	111,856	$	91,911
Adjustments to reconcile net loss to net cash provided (used) by operating activities:				
Depreciation and amortization		2,500		2,992
Increase in cash surrender value of life insurance		(4,139)		(8,522)
Change in assets and liabilities:				
(Increase) decrease in other receivables		-		-
(Increase) decrease in due from affiliates		2,419		17,370
(Increase) decrease in prepaid expenses		7,537		(24,263)
Increase in accrued expenses and accounts payable		14,624		17,218
Increase (decrease) in due to affiliates		56,672		(2,980)
Net cash provided by operating activities		191,469		93,726
Cash flows from investing activities				
Purchase of furniture and equipment		(6,934)		-
Net cash used by investing activities		(6,934)		-
Net increase in cash and cash equivalents		184,535		93,726
Cash and cash equivalents, beginning of period		267,638		173,912
Cash and cash equivalents, end of period	$	452,173	$	267,638

See accompanying notes to the financial statements.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. The Company is wholly owned by Uwharrie Bank. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the National Association of Securities' Dealers (NASD) on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm because effective April 6, 2005, the Company began outsourcing substantially all of its brokerage services to Private Client Services (PCS), a broker-dealer registered with the Securities and Exchange Commission. The Company also enters into contracts with customers to provide investment banking services.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

Commission and revenue share income and related expenses are recorded on a trade-date basis. Revenue share income represents the Company's share of commissions earned. For placement fees related to the Company's investment banking activities, the fee is recognized as revenue upon the successful closing of the transaction.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a member of a group that files a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated

group. The Company does not have any uncertain tax positions. The Corporation classifies interest and penalties related to income tax assessments, if any, in income tax expense in the

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

statement of operations. Fiscal years ending after December 31, 2013 are subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 16, 2018, which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital and minimum net capital requirements of $462,507 and $15,645, respectively. At December 31, 2016, the Company had net capital and minimum net capital requirements of $532,598 and $10,846, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .51 to 1 and .31 to 1 at December 31, 2017, and December 31, 2016, respectively.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $131,833 and $126,434 for the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, amounts due the Company for such services were $10,218 and $12,637 respectively.

The Company also receives management and administrative support services from Uwharrie Bank, formerly known as Bank of Stanly, which wholly owns the Company, and from a registered investment advisor affiliated through common ownership. The Company paid $65,362 and $60,877 in 2017 and 2016, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations. As of December 31, 2017 and 2016, amounts due to our affiliates related to services provided by our affiliates and our affiliates' share of revenue streams were $70,742 and $14,070 respectively.

During 2017, the Company brokered a private placement offering in the amount of $4.1 million, producing revenue in 2017 of $202,250. Certain officers and directors of the Company's parent, Uwharrie Bank, were involved with the transaction as investors in the private placement. In addition, the Company paid $20,000 for consulting fees to affiliates of the Company for services provided related to the private placement transaction.

NOTE D – INCOME TAXES

The significant components of income tax for the years ended December 31 are summarized as follows:

	2017	2016
	(dollars in thousands)	
Current tax expense (benefit):		
Federal	$ 56,968	$ 47,055
State	-	-
Total	56,968	47,055
Deferred tax expense (benefit):		
Federal	(399)	(161)
State	(9)	(52)
Total	(408)	(213)
Net for income tax expense (benefit)	56,560	46,842

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2017	2016
	(dollars in thousands)	
Tax computed at the statutory federal rate	$ 57,261	$ 47,006
Increases (decrease) resulting from:		
Officers life insurance	3,166	1,161
State income taxes, net of federal benefit	(6)	(34)
Other	(3,861)	(1,291)
Income tax expense (benefit)	$ 56,560	$ 46,842

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2017 and 2016 are as follows:

	2017	2016
	(dollars in thousands)	
Deferred tax assets relating to:		
State NEL	$ 31,854	$ 31,851
Other	840	1,304
Valuation allowance	(31,854)	(31,851)
Total deferred tax assets	840	1,304
Deferred tax liabilities relating to:		
Premises and equipment	(1,529)	(2,401)
Total deferred tax liabilities	(1,529)	(2,401)
Net recorded deferred tax asset (liability)	$ (689)	$ (1,097)

At December 31, 2017, the Company had a net deferred tax asset before any valuation allowance of $31,164 consisting of items noted in the table above. Management does not believe it is more likely than not that the full benefit of the deferred tax asset will be realized, accordingly, a valuation allowance of $31,854 has been established against such benefits.

At December 31, 2017, the Company has North Carolina net economic losses (NEL) totaling $1,466,219. The net economic losses have begun to expire.

SUPPLEMENTARY INFORMATION

Schedule 1

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2017 and 2016

	2017	2016
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and amounts due to affiliates	$ 234,672	$ 162,686
Minimum required net capital	$ 15,645	$ 10,846
Net capital		
Stockholder's equity	$ 860,299	$ 748,444
Deductions:		
Other receivables	10,218	12,637
Other assets	375,488	195,558
Furniture and equipment	10,400	5,966
Haircut on securities owned	1,686	1,685
Net capital	462,507	532,598
Minimum required net capital (the greater of $5,000 or 2/3% of aggregate indebtedness)	15,645	10,846
Capital in excess of minimum requirement	$ 446,862	$ 521,752
Ratio of aggregate indebtedness to net capital	.51 to 1	.31 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2017 and 2016.

THE STRATEGIC ALLIANCE CORPORATION
ADDITIONAL NOTES
As of December 31, 2017

Computation for Determination of the Reserve Requirements under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements under SEC Rule 15c3-3:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2017.

the STRATEGIC ALLIANCE corporation

Post Office Box 1517 • 132 North First Street • Albemarle, North Carolina 28002-1517 • Telephone (704) 983-5959 • Fax (704) 982-4520

February 28, 2018

The Strategic Alliance Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) during the period January 1, 2017 to December 31, 2017.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Strategic Alliance Corporation

By my signature below, I affirm that, to my best knowledge and belief, this Exemption report is true and correct.

Christy Stoner *President/CEO*	2.28.2018 *Date*
Misty Thornburg, *VP Operations Manager*	2-28-2018 *Date*

DHG
DIXON HUGHES GOODMAN LLP

Report of Independent Registered Public Accounting Firm

Board of Directors of
The Strategic Alliance Corporation

We have reviewed management's statements, included in the accompanying The Strategic Alliance Corporation Exemption Report, in which (1) The Strategic Alliance Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout January 1, 2017 through December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 28, 2018

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
The Strategic Alliance Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by The Strategic Alliance and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of The Strategic Alliance Corporation. (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating The Strategic Alliances Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries of the Company, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayments listed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*****1810********************MIXED AADC 220
46341 FINRA DEC
THE STRATEGIC ALLIANCE CORPORATION
132 N 1ST ST
ALBEMARLE, NC 28001-4805

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Misty Thornburg 704-983-5959

2. A. General Assessment (item 2e from page 2)		$ 501
B. Less payment made with SIPC-6 filed (**exclude interest**) 7-31-17 Date Paid		(400)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 101
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 101	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Strategic Alliance Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President
(Title)

Dated the 21 day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 581,349

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 97,719

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 13,039

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest Bank Account $317 Interest Brokerage Account $70, BILI $4138, Management fee between affiliates $131,833 — 136,358

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 247,116

2d. SIPC Net Operating Revenues $ 334,233

2e. General Assessment @ .0015 $ 501.35

(to page 1, line 2.A.)